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                     January 5, 2023

       Shannon E. Young III
       Executive Vice President and Chief Financial Officer
       Talos Energy Inc.
       333 Clay Street, Suite 3300
       Houston, Texas 77002

                                                        Re: Talos Energy Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38497

       Dear Shannon E. Young III:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation